UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
■ Form C/A: Amendment to Offering Statement: the material amendments made in this Form C/A Amendment, dated May 6, 2022, are summarized as follows:

- Updating the business and mailing addresses for the Company.
- Increasing the target offering amount from $10,000 to $50,000.
- Clarifying the deadline to reach the target offering amount from April 25, 2023 to October 25, 2022.
- Disclosure of the bankruptcy filing of John Raymond, the CFO for the Company.
- Updated information regarding the Directors and Officers of the Company.
- Updated and clarifying information regarding the risks specific to the Company.
- Updated and clarifying information regarding the issuance of Securities by the Company and the rights and obligations of the holders of Units of Class M Membership Interests and holders of Units of Class A Investing Membership Interests.

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
MultiVest, Limited Partnership

Legal status of issuer

Form
Limited Partnership

Jurisdiction of Incorporation/Organization
Wyoming

Date of organization
April 6, 2022

Principal place of business in Wyoming

1309 Coffeen Avenue, Suite 5107, Sheridan, WY 82801

Primary physical address of issuer
7722 SW Eaker Place, Beaverton, Oregon 97007

Website of issuer
mymultivest.com

Name of intermediary through which the Offering will be conducted
ChainRaise Portal, LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Company's intermediary, ChainRaise Portal, LLC, shall receive a fee of $3,850 plus 5% of funds raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities.

Type of security offered
Units of Class A Investing Membership Interests

Target number of Securities to be offered
25 Class A Investing Membership Interests

Price (or method for determining price)
$2,000.00 per Class A Investing Membership Interest

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00 (2500 units of Class A Investing Membership Interests)

Deadline to reach the target offering amount
October 25, 2022

Description of the process to complete the transaction or cancel an investment commitment
Investors funds will be held in escrow with North Capital Private Securities until the target offering amount is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or until the target offering amount is reached, whichever comes first.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: zero (0)

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 7, 2022

FORM C

Up to $5,000,000.00

MultiVest Limited Partnership



Units of Class A Investing Membership Interest Limited Partnership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by MultiVest Limited Partnership, a Wyoming Limited Partnership (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Class A Investing Membership Interests of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Investors" or "Purchasers." The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of the Securities described in this Form C (this "Offering"). The minimum amount of the Securities that can be purchased hereunder is one (1) unit of Class A Investing Membership Interests (at a minimum offering price of $2,000.00) per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*." To purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise Portal, LLC (the "Intermediary"). The Intermediary will be entitled to receive a fee of $3,850.00 plus 5% of the funds raised related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,000.00	$0	$2,000.00
Aggregate Minimum Offering Amount	$50,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$250,000.00	$4,750,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. Investors should not invest any funds in this Offering unless they can afford to lose their entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at mymultivest.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 7, 2022.

The Company has certified that all the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH

INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF

AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. Investors can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As Investors read and consider this Form C, they should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, Investors should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: mymultivest.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

Investors should rely only on the information contained in this Form C. We have not authorized anyone to provide Investors with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. Investors should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

MultiVest Limited Partnership (the "Company") is a Wyoming Limited Partnership, formed on April 6, 2022. The Company's principal place of business in Wyoming is located at 1309

Coffeen Avenue, Suite 5107, Sheridan, WY 82801. The Company's principal mailing address is 7722 SW Eaker Place, Beaverton, Oregon 97007. The Company's website is mymultivest.com. Investors will be able to find the Company's annual report on the Company's website by April 30, 2023.

The Company is a limited partnership and has authorized the issuance of two types of Units of Membership Interest: Class M Membership Interests and Class A Investing Membership Interests. Each Class M Membership Interests shall have the right to one vote on each matter on which Members may vote. Class A Investing Membership Interests do not have the right to vote.

Out of any Available Distributable Cash derived from Fund assets, the Fund shall distribute pro-rata 10% to the Class A Investing Members and 90% to the Class M Member.

The Class M Member of the limited partnership is MV Management, LLC, a Wyoming limited liability company. 100% of the Class M Membership Interests have been issued to MV Management, LLC with zero (0) shares of Class M Membership Interests outstanding.

Our current Managers, officers, or directors may also serve as officers and/or directors of MV Management LLC . The biographical background information of such persons is set forth below. Our Manager, officers, and directors (collectively the "Managers") shall hold office until or unless a successor is chosen and elected. By way of majority consent, our voting Class M Member may remove a Manager, officer, or director with or without cause.

The Managers may fix the compensation of all managers and other Company officers. Pursuant to this authority, the Managers may, by resolution, provide for the payment and/or reimbursement of their expenses or that of their affiliates. No such payment shall preclude any Managers from serving our Company in any capacity and receiving compensation therefrom. We may declare incentive compensation in the form of Units of membership interest, etc., in the future for our managers, officers, employees or other persons.

Our Managers also have the authority to appoint officers to assist in the operation and management of the Fund's business on such terms and for such compensation as the Managers shall determine. Such officers, including any other officers appointed, regardless of title, are deemed "managers" of the Fund for all purposes under the Wyoming Uniform Limited Partnership Act, as amended, and the Fund's Operating Agreement. No person is prevented from holding a position as a Manager and as a member concurrently.

Our Class M Member will have the right to make all decisions with respect to the management and operation of the business and affairs of the Fund. Under our Operating Agreement, the Investing Members (all members or limited partners who are NOT holders of Class M membership interests) will have no right or power to take part in the management of the Fund. Accordingly, no Person should purchase Units unless such Person is willing to entrust all aspects of the management of the Fund to the Class M Member.

The Class M Member will have **sole authority** for the management of the Fund. As Investing Members, investors will have no right to participate in the Class M Member's decisions or in the management of our assets and shall not have any voting rights. The Investing Members are permitted to grant consent only in a limited number of circumstances. The law governing limited partnerships is a developing area and investors who have questions concerning the duties of the Class M Member should consult their legal counsel.

The Class M Member has the right to dissolve the Fund at any time.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, Investors should only consider the information contained in this Form C.

The Offering

The Company is offering Units of Class A Investing Membership Interests.

Minimum amount of Units of Class A Investing Membership Interests being offered	25
Total Units of Class A Investing Membership Interests outstanding after Offering (if minimum amount reached)	2,475
Maximum amount of Units of Class A Investing Membership Interests In This Offering	2,500
Total Units of Class A Investing Membership Interest outstanding after Offering (if maximum amount reached)	7,500
Purchase price per Unit of Class A Investing Membership Interests	$2,000.00
Minimum investment amount per Investor in Clas	$2,000.00
Offering deadline	October 25, 2022
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

The price of the Units of the Class A Investing Membership Interests has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

A crowdfunding investment involves risk. Investors should not invest any funds in this Offering unless they can afford to lose their entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before deciding to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. Investors should consider the following risk factors among others risks in deciding:

GENERAL RISK CONSIDERATIONS

This investment is speculative and involves high risk

The Units being offered should be considered a speculative investment that involves a high degree of risk. Therefore, Investors should thoroughly consider all of the risk factors discussed herein. Investors should understand that there is a possibility that they could lose their capital contribution. Investors should not invest in the Fund if they are in any way dependent upon the funds they may be using to acquire Units.

This Form C includes forward-looking statements

This Form C includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions, including, among other things:

- Supply and demand for real estate;

- The actions of our competitors;

- Fluctuating interest rates;

- The impact of the most-recent U.S. financial crisis;

- Apparent real estate bubbles occurring in regional U.S. markets;

- Our credit worthiness;

- Real estate development risks;

- Mortgage foreclosure risks;

- Litigation risk against other secured creditors;

- Valuation risks;

- Non-diversification in the event we cannot obtain a broad range of assets or otherwise liquidate our investment portfolio;

- Environmental and regulatory concerns;

- Successful implementation of the Fund's objectives; and

- Economic and demographic trends affecting the Fund.

Although we may attempt to supplement this Form C from time to time with new information with respect to our progress, we may not update or revise forward-looking statements, whether because of new information, future events or otherwise. Considering these risks, uncertainties and assumptions, the forward-looking events discussed in this Form C might not occur.

The Fund will be subject to inherent conflicts of interest

As explained elsewhere in this Form C, the Fund's Class M Member receives all distributions in excess of the Preferred Return. Thus, there may be an inherent tendency for the Class M Member to cause the Fund to take disproportionate risks with the Fund's capital to achieve higher overall returns. Prospective investors should consider these factors in addition to and/or in conjunction with all of the other risk factors detailed below and elsewhere in this Form C.

The Fund has minimal initial capitalization

The Fund has received minimal initial capital from the Class M Member. To become further capitalized, and to fully implement our business objectives, we will rely primarily upon the proceeds of this Offering. Because of the manner of capitalization, the Fund will not have sufficient assets beyond investment interests in real estate development projects, secured private loans, mortgage debt and/or related assets to pay the Investing Members distributions equaling the stated Preferred Return (which is a benchmark and is not guaranteed) on their Capital Contribution. If one or more of our assets are unable to be liquidated or do not generate sufficient cash flow, we may not be able to pay distributions at or near the Preferred Return to our Investing Members or otherwise fulfill our obligations.

GENERAL RISKS ASSOCIATED WITH THE FUND'S BUSINESS PLAN

The purchase of Units involves various risks. Prospective purchasers should consider the following factors before making a decision to acquire Units.

Risks of Unspecified Assets

We do not have any binding commitments to invest in any particular real estate development project, secured private loan, mortgage debt and/or related asset. Persons who purchase Units will not have an opportunity to evaluate any of our assets or underlying property in which the proceeds of the Offering may be invested or the terms of any such assets. We are not required to obtain an independent appraisal in connection with our acquisition of any investment asset. Purchasers of Units must depend solely upon the ability of the Fund's management with respect to the selection of assets, and the determination of the price and other terms upon which they will be made. In selecting such assets, we may have conflicts of interest. Substantial delays may occur between the time a person purchases a Unit and the time the funds are invested by the Fund, which could reduce the benefits, if any, to be received from an investment in Units. Any such delays may result in delays in distributions.

Potential Risks of Real Estate Ownership

In the event we invest in any real estate project, or in the event we are required to foreclose and take title to real property underlying any particular mortgage note asset, we will then become subject to the risks generally incident to the ownership of real property including changes in national and local economic conditions, changes in the investment climate for real estate investments, changes in the demand for or supply of competing properties, changes in local market conditions and neighborhood characteristics, the availability and cost of mortgage funds, the obligation to meet fixed and maturing obligations (if any), unanticipated holding costs, the availability and cost of necessary utilities and services, changes in real estate tax rates and other operating expenses, changes in governmental rules and fiscal policies, changes in zoning and other land use regulations, environmental controls, acts of God (which may result in uninsured losses) and other factors beyond the control of the Fund. In recent years, the presence of hazardous substances or toxic waste has adversely impacted real estate values in affected areas of the country. The Fund may become subject to risks inherent in the ownership of real property, such as occupancy, operating expenses, and rental schedules, which in turn may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Fund has invested, the financial condition of tenants and sellers of properties, zoning laws, federal and local rent controls, and real property tax rates. Certain expenditures associated with real estate equity investments are fixed (principally mortgage payments, if any, real estate taxes and maintenance costs) and are not necessarily decreased by events adversely affecting the Fund's income from such investments. The Fund's ability to meet its obligations will depend on factors such as these and no assurance of profitable operation can be given.

Risks Associated with Construction and Development

The costs of construction and/or development on properties in which we expect to have investment interests and the time it takes to do so may be affected by factors beyond our control including, but not limited to, worker strikes and other labor difficulties resulting in the interruption or slow-down of construction, energy shortages, material and labor shortages, inflation, adverse weather conditions, subcontractor defaults and delays, changes in federal, state or local laws, ordinances or regulations, acts of God (which may result in uninsured losses), and other unknown contingencies. One or more projects may be required to engage substitute or additional contractors to complete any construction in the event of delays or cost overruns. If cost overruns resulting from delays or other causes are experienced in any construction, such projects may have to seek additional debt and/or equity financing. Further, delays in the completion of any construction would likely cause a delay in our receipt of anticipated operating revenues from such properties and could adversely affect our ability to attain revenue projections and meet our Preferred Return obligations to our Investing Members. Payment of cost overruns could impair the operational profitability of certain properties. The inability to complete construction on terms economically feasible may result in termination of construction. Such termination may result in the project defaulting on its obligations, losing properties in which we have interests through foreclosure, etc.

Operating Risks

Newly constructed properties have significantly greater risks than properties with mature operating histories. Projects in which we loan funds and/or invest will be subject to the risk that they will be unable to attract tenants or paying customers or obtain rental rates necessary to generate an adequate return on expended capital. Operating costs may be more difficult to determine and the timing of when anticipated rental levels can be achieved will impact the profitability of such Properties.

Zoning risks

We may acquire unimproved real estate with the goal of developing such property for specific purposes. Properties may be acquired for our intended purpose even though such properties are not zoned to allow for such use at the time of acquisition. Our inability to obtain a change in the zoning of these properties could adversely affect us.

Lack of Diversification; Sale of assets

Because the business of the Fund is anticipated to invest in a limited number of interests in real estate development projects, secured private loans, mortgage debt and/or related assets, the purchase of Units has additional risks from economic or other problems, the effects of which could be absorbed or compensated for in an investment program that contained a larger number of such assets. If the Offering is completed at less than the maximum number of Units that can be sold, the opportunity for diversification will be further reduced. The profitability of the Fund will be dependent upon the ultimate sale and/or liquidation of our investment assets. Conditions in the real estate market, including overbuilding of residential, commercial, and industrial real estate, have adversely affected the value of and ability to sell real estate backed assets. In addition, financial market conditions during recent years have significantly affected the availability, value, and cost of real estate loans, at times making real estate financing difficult or costly to obtain. The continuation of these conditions in the future may adversely affect the ability of the Fund to liquidate assets when a sale is determined to be in the best interest of the Fund and may affect the terms of such sale. Because we cannot predict these and other conditions that may exist at the time that assets are sold, there can be no assurance that we will be able to sell acquired assets on favorable terms or at profitable discounts to the cost of acquisition.

Working Capital

We intend to sell, exchange, or otherwise dispose of our interests in real estate development projects, secured private loans, mortgage debt and/or related assets when we determine such action to be in the best interests of the Fund. The Fund is not required to maintain any minimum level of permanent working capital reserves. To the extent that expenses increase, or unanticipated expenses arise, and accumulated reserves are insufficient to meet such expenses, the Fund would be required to obtain additional funds through borrowing, if available, and/or the issuance of additional equity which could have a dilutive effect on their interest in the Fund. Due to the limited capitalization of the Fund prior to this Offering and the fact that we are a limited partnership, there would be limited resources to pursue if we are unable to honor our financial commitments. The ability of the Fund to repay any indebtedness or other obligations incurred in connection with our activities, or subsequent refinancing, will depend upon the sale, refinancing, or other disposition of acquired assets prior to the date such amounts become due. There can be no assurance that any such sale or refinancing can be accomplished at a time or on such terms and conditions as will permit the Fund to repay the outstanding principal amount of such indebtedness. Financial market conditions in the future may affect the availability and cost of real estate loans, making real estate financing difficult or costly to obtain. In the event the Fund is unable to sell or refinance assets prior to the maturity date of any such indebtedness, the Fund will be required to obtain the necessary funds through additional borrowings, if available. If additional funds are not available from any source, the Fund will be subject to the risk of losing assets through foreclosure. Any such foreclosure may have adverse tax consequences for the Investing Members.

Risks of Joint Ventures

Some of the Fund's assets may be in the form of joint venture partnerships between the Fund (as either a general or limited partner or as a member of an LLC) and Affiliates of the Class M Member, third-party developers, or real estate investors. Investment in entities that own assets may involve risks not otherwise present. These include risks associated with the possibility that the Fund's co-venturer in an asset might become bankrupt, that such co-venturer may at any time have economic or business interests or goals that are inconsistent with those of the Fund, or that such co-venturer may be able to take action contrary to the instructions or the requests of the Fund or contrary to the Fund's policies or objectives. The Fund may relinquish control of a joint venture and the Fund may receive a disproportionate share of profits from a joint venture. Actions by a co-venturer might have the result of subjecting assets owned by the joint venture to liabilities more than those contemplated by the terms of the joint venture or might have other adverse consequences for the Fund.

Uninsured Losses

The Fund may not obtain insurance on assets we acquire. Should a disaster or economic crisis occur and/or cause the destruction or devaluation of any of our assets, the Fund could lose a portion of our invested capital and possible interest or other income from those assets. Loss of interest or other income could require us to seek additional capital to meet Fund expenses in which case our ability to pay the Preferred Return or other obligations may be materially and adversely affected.

Environmental and Regulatory Matters

The value of our interests in real estate development projects, secured private loans, mortgage debt and/or related assets may be adversely affected by legislative, regulatory, administrative and enforcement actions at the local, state, and national levels in the areas, among others, of environmental controls. In addition to possible increasingly restrictive zoning regulations and related land use controls, such restrictions may relate to air and water quality standards, noise pollution and indirect environmental impacts such as increased motor vehicle activity.

No History of Fund Operations

While the principal of the Fund has considerable experience in real estate investing, development, and finance, the Fund itself has only recently been formed and has no history of operations.

Reliance on Management

Our Class M Member will have the right to make all decisions with respect to the management and operation of the business and affairs of the Fund. Although the Class M Member and its Affiliates have experience in investing in interests in real estate development projects, secured private loans, mortgage debt and/or related assets, there can be no assurance that this will translate into successful management of the Fund. Under our Operating Agreement, the Investing Members will have no right or power to take part in the management of the Fund. Accordingly, no Person should purchase Units unless such Person is willing to entrust all aspects of the management of the Fund to the Class M Member.

Bankruptcy

If a real estate development projects developer, borrower, or other recipient of our invested capital seeks bankruptcy protection under Chapters 7, 11 or 13 of Title 11 of the United States Code in United States Bankruptcy Court, no assurance can be given that we will be able to obtain clear title to attached real property or lift the automatic stay applicable in connection with associated bankruptcy proceedings. The Chief Financial Officer of the fund, John Raymond, previously filed for bankruptcy protection, which bankruptcy was discharged.

Purchase Money Obligations

Upon the sale of our interests in real estate development projects, secured private loans, mortgage debt and/or related assets, the Fund may take as partial payment purchase money obligations in the form of a note and deed of trust, a note and mortgage or an agreement of sale or other form of security instrument. To that extent, the distribution of the sales proceeds to the Investing Members may be delayed until the maturity of such obligations. The Fund also would be subject to the risk that the purchaser may default in the payment or satisfaction of any such obligation to the Fund. In addition, the Members may be required to report taxable gain on the disposition of our assets without receiving Fund Distributions to satisfy any tax liabilities. See "Tax Risks".

No Market for Units

The transfer of Units will be subject to certain limitations. Moreover, it is not anticipated that any public market for Units will develop, and the transfer of Units may result in adverse tax consequences for the transferor. Consequently, holders of Units may not be able to liquidate their investment in the Fund in the event of emergency or for any other reason, and Units may not be readily accepted as collateral for a loan. The purchase of Units, therefore, should be considered only as a long-term investment.

Return of Distributions

An Investing Member will be liable to the Fund and to its creditors for and to the extent of any distribution made to such Investing Member if, after giving effect to such distribution, the remaining assets of the Fund are not sufficient to pay its outstanding liabilities (other than liabilities to the Members on account of their interests in the Fund).

Timing of Sale of Assets

The Class M Member intends to sell, exchange, or otherwise dispose of our assets when the Class M Member, in its sole discretion, determines such action to be in the best interests of the Fund. The Class M Member and Investing Members may experience a conflict of interest as to the optimum time to sell a particular asset. For example, it may, in certain instances, be in the best interest of the Class M Member to retain interests in real estate development projects, secured private loans, mortgage debt and/or related assets while the retention of such asset at that time may not be in the best interests, in the opinion of some, of the Fund or Investing Members.

Exclusion from Management and Indemnification

The Class M Member will have sole authority for the management of the Fund. As Investing Members, investors will have no right to participate in the Class M Member's decisions or in the management of our assets. The Investing Members are permitted to grant consent only in a limited number of circumstances. While the Class M Member is accountable to the Fund as a fiduciary and is obligated to exercise duties of due care, loyalty, and full disclosure in handling Fund affairs, it is entitled to certain limitations of liability and to indemnity by the Fund against liabilities not attributable to its fraud, gross negligence or willful misconduct, or other breach of fiduciary duty. Such indemnity and limitation of liability may limit rights which Investing Members would otherwise have to seek redress against the Class M Member. The law governing limited partnerships is a developing area and investors who have questions concerning the duties of the Class M Member should consult their legal counsel.

Risks of Dissolution

The Class M Member has the right to dissolve the Fund at any time. If or when our interests in real estate development projects, secured private loans, mortgage debt and/or related assets are sold, distributions will be made to the Investing Members in accordance with our Operating Agreement. There can be no assurance that the Fund will not be dissolved at a time when dissolution would be adverse to the best interest of any given Investing Member, either from a financial or tax standpoint.

Income Tax Risks and ERISA Risks to Investing Members

The following is a summary of what we believe are the most significant tax risks involved in an investment by the Investing Members in the Units. Numerous changes in the tax law have increased the tax risk and uncertainty associated with investments in limited liability companies or limited partnerships. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Units. Each prospective investor is strongly urged to review the material and to discuss with his tax advisors the tax consequences to them of an investment in the Units.

- *Partnership Status.* The federal income tax treatment contemplated for the Fund and the Investing Members will be available only if the Fund is classified as a "partnership" for federal income tax purposes and not as an "association" taxable as a corporation. Counsel for the Fund has specifically declined to opine on such matters. We believe the Fund will more likely than not be classified as a "partnership" for federal income tax purposes. There is no guarantee of any tax treatment. We assume that the Fund will operate in accordance with our Operating Agreement and will not elect to be taxed as a corporation. If it were determined that the Fund is taxable as a corporation rather than as a partnership, the changes in the tax consequences to an Investing Member would be significant and materially adverse.

- *Passive Activity Rules.* Any Fund losses will be treated as losses generated in a passive activity. Losses from passive activities generally may only be deducted against income from the same or other passive activities.

- ***Tax Liabilities in Excess of Cash Distributions***. Each Investing Member will be required to pay federal and state income taxes at their individual rate on their allocable share of the Fund's taxable income. No assurance can be given that cash will be available for distribution or will be distributed at any specific time. In rare cases the allocation of profits could be disproportionate to distributions to the Members. Therefore, distributions may be insufficient to pay income taxes with respect to allocations in a particular fiscal year. Accordingly, there is a risk that the Members will incur tax liabilities resulting from an investment in the Fund without receiving cash from the Fund in an amount sufficient to pay for any part of that liability.

- ***Reduction in Tax Basis***. Cash distributions by the Fund to an Investing Member will result in taxable gain to the Investing Member to the extent those distributions exceed the Investing Member's basis for his Unit. Initially, an Investing Member's basis for his Unit will be the amount of his cash contributions to the Fund increased by the portion of any Fund indebtedness for which that Member may bear the burden of economic loss.

- ***Unrelated Business Taxable Income***. Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts (IRAs)) may be taxable on their allocable share of Fund income to the extent such income constitutes "unrelated business taxable income" ("UBTI"). Real estate rental income and gain on the sale of real property is generally not included in UBTI. However, a portion of the rental income from real property and gain upon sale of such real property may be treated as UBTI if the property is subject to "acquisition indebtedness." Such portion is approximately equal to the ratio of the acquisition indebtedness to the aggregate basis of the property. Tax-exempt entities, other than IRAs, may qualify for an exception that would allow them to avoid the recognition of UBTI if the Fund meets certain disproportionate allocation rules; however, it is unclear whether the Fund satisfies these rules, and therefore all tax-exempt entities may be required to recognize UBTI by reason of their investment in the Fund. The receipt of UBTI by a charitable remainder trust results in taxation of all trust income for the taxable year, and therefore this is not a suitable investment for a charitable remainder trust.

- ***Risk of Characterization of Assets***. The Internal Revenue Service ("IRS") could characterize a particular asset to be or consist of property held primarily for sale to customers in the ordinary course of business of the Fund. Under such characterization, any gain recognized by the Fund on the sale of the asset would be ordinary income and any loss on such sale would be ordinary loss.

- ***Audit Risk.*** The IRS has announced, and for several years has implemented, a policy which attempts to locate and select for audit the information returns of partnerships having tax loss benefits. Although the Class M Member does not believe that the Fund is the type that would be subject to such greater IRS scrutiny, the federal income tax information return of the Fund will still be subject to audit. If the Fund's information return is audited, such audit may cause corresponding adjustments to, and may increase the probability of an audit of, an Investing Member's federal income tax return.

- ***Factual Determinations by Management***. The determination of the correct amount of certain deductions and their availability and timing to the Fund depend on factual determinations to be made by the Class M Member. Counsel has specifically declined to give an opinion on such matters. Although the Class M Member will exercise its best judgment regarding the facts when preparing the Fund's information return, the IRS may assert that the Class M Member's judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could result in the assessment of additional tax liability to the Members.

- *Changes in the Tax Law.* Significant changes have been made in the Code in recent years. The Treasury Department's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by Congress, and existing interpretations of the Code may be reversed, modified, or otherwise affected by judicial decisions, by the Treasury Department through changes in its regulations, and by the IRS through its audit policy, announcements and published and private rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the Fund or its Members.

- *ERISA Risks.* The Employment Retirement Income Security Act of 1974 ("ERISA") subjects trustees and certain other parties-in-interest with respect to Qualified Plans to special standards. The Class M Member will limit the sale of Units to benefit plan investors to less than 25% of all Units purchased (excluding certain Units as described herein) unless the real estate operating company exception applies.

RISKS ASSOCIATED WITH THE FUND AND THIS OFFERING

This Offering is not registered under federal or state securities laws

This Offering has not been registered under the Securities Act of 1933, as amended, nor registered under the securities laws of any state or jurisdiction. We do not intend to register this Offering at any time in the future. Thus, Investors will not enjoy any benefits that may have been derived from registration and corresponding review by regulatory officials. Investors must make their own decision as to investing in our Fund with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Form C or on the fairness of the terms of this Offering.

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies

We are not a real estate investment trust and enjoy a broader range of permissible activities. Under the Investment Company Act of 1940, as amended (the "1940 Act"), an "investment company" is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We intend to operate in such a manner as not to be classified as an "investment company" within the meaning of the 1940 Act as we intend on primarily holding real estate. The management and the investment practices and policies of ours are not supervised or regulated by any federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted

If we are ever deemed to be an investment company under the 1940 Act, we may be subject to certain restrictions including:

- Restrictions on the nature of our investments, and
- Restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

- Registration as an investment company
- Adoption of a specific form of corporate structure, and
- Reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

The exemption from the 1940 Act may restrict our operating flexibility and prevent us from relying upon the Regulation Crowdfunding exemption from registration

We do not believe that at any time we will be deemed an "investment company" under the 1940 Act as we do not intend on trading or selling securities. Rather, we intend to hold and manage real estate. However, if at any time we may be deemed an "investment company", we believe we will be afforded an exemption under Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an "investment company" any entity that is primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate". To qualify for this exemption, we must ensure our asset composition meets certain criteria. Generally, 55% of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable; or could require us to dispose of investments that we might prefer to retain. If we are required to register as an "investment company" under the 1940 Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods. Moreover, if we are deemed an "investment company" exempt from registration pursuant to Section 3(c)(5)(C) of the 1940 Act, we would be excluded from being able to utilize Regulation Crowdfunding as a vehicle to raise capital and may incur liability as a result from U.S. federal and/or state enforcement actions and/or potentially from private litigants to the extent we relied upon Regulation Crowdfunding in connection with the offer and sale of our securities.

We lack an operating history

We were formed as a limited partnership under the laws of Wyoming on April 6, 2022. Therefore, the Fund lacks an operating history. As a result, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered while establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these potential problems, expenses, complications, and delays.

We cannot forecast or predict the outcome of our activities

We are dependent upon proceeds of this Offering to fund our operations. There is no information at this time upon which to base an assumption that our plans will materialize or prove successful. There can be no assurance that our planned endeavors will result in any operational revenues or profits in the future – especially if our assets prove to be commercially unprofitable. This, coupled with our limited operating history, makes prediction of our future operating results difficult, if not impossible. Because of these reasons, Investors should be aware that their entire capital contribution is at risk.

We are substantially and materially dependent upon third parties

Although the Fund's management has experience in buying and selling interests in real estate development projects, secured private loans, mortgage debt and/or related assets, in carrying out our business plan we will be substantially and materially dependent upon third parties retained by the Fund including, but not limited to, realtors, mortgage bankers, surveyors, appraisers, analysts, investment advisors, accountants, money managers, attorneys, risk managers, statisticians, computer technicians, bankers, servicers, third-party evaluation companies, consultants, etc. We may also enlist the services of other professionals if deemed in the best interest of the Fund. The death or continuing disability of any of these persons may have a materially adverse effect upon our ability to conduct business.

Transferability of Units Investors purchase will be restricted

Units offered by way of this Form C have not been registered with the SEC or any government's securities authority and will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, Investors should be prepared to hold the Units for at least one (1) year and perhaps even an indefinite period.

There is no liquidity associated with the Units

The Units will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Units constitute a new issue of securities with no established trading market. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the Offering of the Units. Therefore, an investment in the Units should be considered non-liquid. In addition, no assurance can be given that the initial offering price for the Units will continue for any period.

We arbitrarily determined the offering price of Units

The price per Unit bears no relationship to our assets, prospects, net worth, or any recognized criteria of value and should not be an indication of the actual value of the Unit or the corresponding membership interest in the Fund.

We may require future capital to continue our operations

This Form C sets forth our best estimates of the capital we need to pursue our initial objectives. However, this amount may prove to be inadequate. We may, therefore, permit or request significant additional capital contributions from either Investing Members on a pro rata basis, the Class M Member, new investors on terms different from those set forth in this Offering, or from other sources. This may or may not have a dilutive effect upon respective percentages of Membership Interest in the Fund.

All financial forecasts are subject to limitations

If any financial forecasts are utilized by the Fund in connection with this Offering, they have been prepared solely by the Fund's management. Such forecasts, if any, have not been compiled or reviewed by independent accountants, and, accordingly, no opinion or other form of assurance is expressed. Because such projections are based on several assumptions and are subject to significant and material uncertainties and contingencies, many of which are beyond the control of the Fund, there can be no assurance that such projections, if any, will be realized as actual results may vary significantly and materially from the results included. Such projections, if any, should not be regarded as a representation that the projections will be achieved, nor should the projections be relied upon in purchasing the Units offered hereby and are qualified in their entirety by the content of this Form C.

OTHER POSSIBLE RISKS

We may be adversely impacted from the effects of the current and ongoing COVID-19 pandemic.

Major health epidemics, such as the current and ongoing outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, government lockdowns, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. There remains significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Christopher Sanders, Daniel Asbury, Timothy Willie, John Raymond, and Richard Reeve who are Manager, April 6, 2022, to present, Member of the General Manager, Manager of a Member of the General Manager, Manager of a Member of the General Manager, and Manager of a Member of the General Manager of the Company. The Company has or intends to enter into employment agreements with Christopher Sanders, Daniel Asbury, Timothy Willie, John Raymond, and Richard Reeve although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period. The loss of Christopher Sanders, Daniel Asbury, Timothy Willie, John Raymond, and Richard Reeve or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

To achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Christopher Sanders, Daniel Asbury, Timothy Willie, John Raymond, and Richard Reeve to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Christopher Sanders, Daniel Asbury, Timothy Willie, John Raymond, and Richard Reeve die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Investors in the Company's properties may finance their acquisition with mortgage financing.

Housing and real property demand is adversely affected by reduced availability of mortgage financing and factors that increase the upfront or monthly cost of financing a home such as increases in interest rates, insurance premiums, or limitations on mortgage interest deductibility. The recent decrease in the willingness and ability of lenders to make home mortgage loans, the tightening of lending standards, greater down payment requirements and the limitation of financing product options, have made it more difficult for homebuyers to obtain acceptable financing. Any substantial increase in short-term and/or long-term mortgage interest rates or unavailability of mortgage financing may adversely affect the ability of prospective buyers to obtain financing for the Company's properties as well as adversely affect the ability of prospective homebuyers to sell their current homes. A disruption in the credit markets and/or the curtailed availability of mortgage financing may adversely affect our business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure Investors that we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Competition could limit our ability to operate our business profitably.

Our business of acquiring residential and commercial real properties for resale or wholesale will compete with other similarly situated and better capitalized competitors to attract profitable residential and commercial properties. Our competitors' properties may be better quality, in a more desirable location or have leasing terms more favorable than we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes, and governmental regulations. Given our significant competition, we cannot assure Investors that it will be successful in developing or acquiring properties or in generating favorable returns, which would materially and adversely affect our business and results of operations.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a partial recovery we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets because of the difficult economic environment. Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. If we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

We do not carry property insurance.

We will bear the burden of any losses or damage to the property, which may adversely affect our business and results of operations.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.

Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating large, complex, mixed-use private projects. Our revenues depend significantly on our ability to develop and manage properties with both commercial and residential aspects and to integrate the two in a seamless ecosystem. Our ability to obtain new work depends on successful prior and existing projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of their investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company, and our business model currently focuses on acquiring real property rather than generating revenue. While we intend to generate revenue in the future, we cannot assure Investors when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount or target offering amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately January 15, 2023 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future because of, among other factors, our lack of a long track record, our limited number of properties, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our property acquisitions, developments, renovations, or marketing efforts, any of which may materially harm our business and results of operations.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and have the potential to interfere with our business by disrupting our tenants' ability to conduct their businesses.

Risks Related to the Class A Investing Membership Interests

The Units of Class A Investing Membership Interests will not be freely tradable for a significant period of time. Although the Units of Class A Investing Membership Interests may

be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

Investors should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Class A Investing Membership Interests. Because the Units of Class A Investing Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Class A Investing Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Class A Investing Membership Interests may also adversely affect the price that Investors might be able to obtain for the Units of Class A Investing Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 57.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Wyoming law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which Investors may disagree. This concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure Investors that the Securities could be resold by them at the Offering price or at any other price.

Investors ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of General Partner's Liability

The Company's Partnership Agreement provides that the General Partner and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the General Partner to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the General Partner than would be available if these provisions were not contained in the Company's Partnership Agreement.

Purchasers Will Not Participate in Management

Our General Partner has full responsibility for managing our Company. The Purchasers of Class A Investing Membership Interests will not have voting rights or any involvement in the management fo the Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's General Partner or for any other reason, except in limited circumstances as allowed under Wyoming law.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

There may be other unidentified risks

The foregoing represents the Fund's best attempt to identify the various risks the Fund's capital may be exposed to. It does not purport to be complete and may not adequately cover all activities in which we may be engaged nor all the risks we will be subject to, either directly or indirectly, as a result of pursuing our objectives. Investors are encouraged and entitled to ask questions of and receive answers from the Fund's management as to assess the merits and risks of investing in the Fund's Units.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF THE ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Business Plan

We seek to provide equity capital to be used for residential and commercial real estate projects by our Class M Member (MV Management LLC) and/or its Affiliates or others, including, but not limited to, soft and hard costs of note creation, buying/selling residential real estate, real estate related system development, and the pursuit of business opportunities related to the development and/or acquisition of commercial real estate. Our equity capital may also be deployed in leveraged properties, other real estate related opportunities and potential opportunities not related to real estate. The Fund is primarily designed for relatively short-term turnaround scenarios with a view towards exiting our position in properties soon after development, position, or acquisition. We expect that the Fund's capital shall be used to identify, develop, and market commercial real estate projects, residential real estate projects and other real estate related profitable ventures. However, we expect to occasionally invest in long-term real estate projects and developments looking to invest in multiple locations.

We may also acquire equity and/or other interests in one or more e-commerce related and/or other businesses that generate positive cash flow. Once an investment in a particular property, enterprise, or business, we expect to exit the investment and provide distributions of any profits to our Investing Members.

There can be no assurance these objectives will be achieved. (See "Risk Factors" above).

Our Strategic Position

The purpose of the Fund is to enable MV Management LLC to act on new opportunities for position, acquisition, and access to more profitable opportunities, thus improving negotiating position and increasing purchasing power well within the time needed for due diligence. By maintaining available cash, the Fund will be ready to pursue opportunities in all market conditions, including the ability to seek bargains in the form of distressed properties during cyclical market downturns.

We expect for the Fund to work in close coordination with MV Management LLC in the identification, development, and marketing of real estate related projects. The Fund will likely invest in business-related real estate development concepts requiring multi-location facilities, value-add and ground-up development, commercial condominium conversion, build-to-suits, preferred developer endeavors, and inventory building when a need is identified in a specific area or sector in addition to interest, buy/sell, buy/hold residential and commercial real estate projects and other real estate related projects.

Market Strategy

Multivest LP has devised a multi-pronged approach to investing that does not rely on excessively long-term projections that has high market uncertainty but has designed a multi-pronged approach that focuses on short to mid-term acquisition and exit strategies. We are utilizing many of the same models that the large banks use with note strategies and also including mid-longer-term acquisitions that will take advantage of beneficial tax strategies for higher profitable returns as well as utilizing depreciation and forced appreciation strategies. These strategies and models will all be focused on the compounding of many proven strategies and models from the collective expertise and knowledge of our management team and extensive professional network. Wholesaling, Fix/Flip, Note Creation and profitable Commercial/Apartment Acquisitions are just a few of the strategies that we will be employing with profitable exits from these strategies ranging from 4 weeks to 12 months.

Acquisition Criteria

Main criteria will be residential property that can be profitably wholesaled, fixed and flipped, turned into a note or JV'd with other investors utilizing our extensive network and contacts. For commercial properties, the Fund will seek mainly 10-100 unit apartment complexes that are in areas that are appreciating and/or able to use a forced appreciation model.

The Company will target real property examples consistent with the following:

(1)   FLIP AND FLIP HOME EXAMPLE:

ADDRESS: 1162 Francine Court, Concord, CA
PURCHASE PRICE: $449,000.00.
REPAIRS/HOLDING COSTS/CASH OUT OF POCKET: $31,900.00.
HELD FOR 60 DAYS TOTAL.
SOLD FOR $556,544.00.
PROFIT: $67,900.00.
ROI: 13.62%.
CASH-ON-CASH RETURN: 212.92%

(2)   APARTMENT ACQUISITIONS EXAMPLE:

Address: Webb County, Laredo, TX 78041
16 Unit Complex
Purchase Price $479,000
Gross Monthly Rent - $6,698
Potential Gross Monthly Rent - $10,775
Potential Selling Price after Rents Improved - $1,000,000
Cap Rate 10.07% and/or 39% return

(3)   CREATE AND SELL REAL ESTATE NOTE EXAMPLE:

ADDRESS: Maple Rapids, MI
Asking Price: $25,000
Cost to Acquire & Sell (Owner Financing): $8,000

Total Cost to Acquire $33,000

Selling Price	$119,000 Note Created
Full Sell on Note	$71,760 (20% yield to note buyer)
Buyer Deposit	$15,000
Note Seasoning	$8,412
Total Gross Income	**$95,172**
Total Cost (incl. exit expenses)	$47,250

Potential Net Income $47,922

Investment Timeline

Investment Milestone 1
$50,000-$1,000,000 raised. Build out our wholesale fix/flip department with a target of 10 projects a month. At approximately $500,000 raised we will start to build out the Note Creation Department.

Investment Milestone 2
$1,000,000-$3,000,000 raised. Continue to expand the wholesale fix/flip model towards 30 projects a month. Solidify the Note Creation department and move towards approximately 5-7 Notes created monthly.

Investment Milestone 3
$3,000,000-$5,000,000 raised. Continue to expand the wholesale fix/flip model towards 50 projects a month. Expand the Note Creation department target to 10 Notes created monthly. Begin Apartment Acquisition department.

Investment Policies, Security, Collateral, etc.

While we may take equity positions in real estate projects from time to time, our investments in real estate projects will generally be structured as loans to MV Management LLC and/or to its Affiliates secured by recorded trust deed positions in the underlying real estate as collateral. Likewise, any performing mortgage notes the Fund buys will be secured by a recorded deed of trust or recorded mortgage that includes the power to sell real property (the underlying, pledged collateral).

Upon the making of a loan and/or purchase of a mortgage note, the Fund will receive the associated collateral file and/or other documentation which contains the legal documents necessary to protect and enforce the Fund's rights in due course. These documents typically include, but are not limited to, deeds of trust or mortgage documents, title insurance policies, security agreements, allonges or endorsements, assignments of mortgage, the borrower's expected use of proceeds, financial statements and forecasts, appraisals, etc.

Once the Fund makes a loan or owns a mortgage note, the Fund will require the borrower to obtain insurance on the underlying property as back-up to protect the Fund's interests in case of an insurable event such as fire, vandalism, additional flood insurance if the property is in a flood zone, etc. If the Fund obtains title to a property through foreclosure or otherwise, the Fund will endeavor to obtain insurance policies to further protect its interests until such property can be sold or liquidated in due course.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
MV Management,	A Wyoming limited	1	$0.00

LLC	liability company		

Intellectual Property
The Company is dependent on the following intellectual property: none

Other

The Company maintains its principal mailing address and may conduct business in Oregon.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$250,000
Campaign marketing expenses or related reimbursement	25.00%	$12,500	2.40%	$120,000
Estimated Attorney Fees	2.50%	$1,250	1.20%	$60,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.80%	$40,000
General Marketing	19.00%	$9,500	1.50%	$75,000
Research and Development	5.00%	$2,500	0.80%	$40,000
Equipment Purchases	3.50%	$1,750	0.20%	$10,000
Purchase of Real Property	0.00%	$0	70.00%	$3,500,000
General Working Capital	40.00%	$20,000	18.10%	$905,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company expects that the Fund's capital shall be used to identify, develop, and market commercial real estate projects, residential real estate projects and other real estate related profitable ventures. However, the Company expects to occasionally invest in long-term real estate projects and developments looking to invest in multiple locations. The Company may also acquire equity and/or other interests in one or more e-commerce related and/or other businesses that generate positive cash flow. Once an investment in a particular property, enterprise, or business, the Company expects to exit the investment and provide distributions of any profits to our Investing Members.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to the discretion of the Manager.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors or Managers

The directors or managers of the Company are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christopher Sanders – Chief Executive Officer of the Company and Manager of MV Management, LLC, the managing entity and General Partner of the Company.

Daniel Asbury, Jr. – Chief Operating Officer of the Company.

Timothy J. Willie – Chief Information Office of the Company.

John Raymond – Chief Financial Officer of the Company.

Richard Reeves – Chief Governance Officer of the Company.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mr. Sanders has held the position of Manager of MV Management, LLC from April 6, 2022 to present and CEO of Multivest Limited Partnership from April 6, 2022 to present. In addition to these roles, Mr. Sanders is currently self-employed with Sanders Real Estate Team, LLC d/b/a Big Foot Appraisals.

Mr. Asbury has held the position of COO of Multivest Limited Partnership from April 6, 2022 to present. In addition to these roles, Mr. Asbury is currently employed part time with Sanders Real Estate Team, LLC d/b/a Big Foot Appraisals.

Mr. Willie has held the position of CIO of Multivest Limited Partnership from April 6, 2022 to present. In addition to these roles, Mr. Willie is currently employed full time with TRW Real Estate Ventures, LLC.

Mr. Raymond has held the position of CFO of Multivest Limited Partnership from April 6, 2022 to present. In addition to these roles, Mr. Raymond is currently employed full time with Raymond Capital Partners, LLC.

Mr. Reeve has held the position of CGO of Multivest Limited Partnership from April 6, 2022 to present. In addition to these roles, Mr. Reeve is currently self-employed full time with Utah Entity Management, LLC.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Sanders is self-employed as a licensed real estate appraiser with Sanders Real Estate Team, LLC d/b/a Big Foot Appraisals from 2005 to the present. In that role he conducts market analysis and evaluations of a variety of real property for lenders, HUD/FHA, and GSE's.

Mr. Asbury is currently employed with Sanders Real Estate Team, LLC from December 2021 to present. Prior to working with Sanders Real Estate Team, Mr. Asbury worked with Logistics Firm, LLC from November 2019 to May of 2020 and Office Experts, Inc. Mr. Asbury brings seven plus years of top-level business management, team building, client service, and sales and marketing experience.

Mr. Willie is currently a licensed general contractor in the State of Oregon and employed by TRW Real Estate Ventures, LLC and has been employed as a general contractor in Oregon from 2017 to present. Mr. Willie is experienced in residential renovation project management.

Mr. Raymond has been an investor and consultant for a wide variety of businesses, with a focus on operations and management. He has worked as a private consultant to businesses for over 20 years and is currently employed by and affiliated with JR3 Capital, LLC and Raymond Capital, LLC from 2019 to the present.

Mr. Reeve has been self-employed as a lawyer from 2006 until 2022 with Reeves Law Group, P.C. and is currently employed by Utah Entity Management, LLC. As an attorney, Mr. Reeve handled matters regarding real estate, contracts, and business formation. Mr. Reeve now assists business entities with the provision of commercial registered agent services including issues regarding entity formation, funding, collection, management, and the electronic retention of entity documents.

Education

Mr. Sanders is a licensed real estate appraiser, having received his license in the State of California in 2005, the State of Oregon in 2016, and the State of Washington in 2017.

Mr. Asbury obtained a Bachelor of Arts in International Marketing and Supply Chain Management from the University of Akron.

Mr. Willie graduated from Brigham Young University in 2008 with a Bachelor of Science in Facility and Property Management. He is currently a licensed general contractor in the State of Oregon.

Mr. Raymond received his MBA from Washington State University.

Mr. Reeve received his Bachelor of Arts from the University of Utah in Russian and Political Science in 2003 and his Juris Doctorate degree from the University of Iowa in 2006.

Disclosure of the bankruptcy of John Raymond, the CFO of the Company.

John Raymond, the current CFO of the Company, filed for Chapter 7 bankruptcy in August of 2009. The bankruptcy case was discharged in December 2009 and closed in May 2010.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has zero (0) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following Securities:

Type of security	Class M Membership Interests
Amount of Class M Membership Interests Outstanding	0
Voting Rights	Class M Membership Interest Units is entitled to one vote per unit owned.
Anti-Dilution Rights	None
Holder of 100% of Class M Membership Interests	MV Management, LLC

The Company has the following outstanding Securities:

Type of security	Class A Investing Membership Interests
Amount of Class A Investing Membership Interests Outstanding	2,500 Units
Voting Rights	Class A Units are non-voting interests.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding:

Type of debt	None
Name of creditor	None
Amount outstanding	$0.00
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

The Company issued one hundred percent (100%) of its Class M Membership Interests to MV Management, LLC on or about April 6, 2022. The Company has not conducted any offerings, exempt or not, of Class A Investing Membership Interests in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is zero (0).

Before making an investment decision, Investors should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and Investors are encouraged to determine their own independent value of the Company prior to investing.

Ownership

The Company is owned and controlled by a managing entity that holds one hundered percent (100%) of the Class M Membership Interests. The managing entity is MV Management, LLC and is owned and controlled by Sanders Real Estate Team, LLC (who owns 57.5%), Daniel Asbury, Jr. (who owns 15% of the managing entity), TRW Real Estate Ventures, LLC (who owns 15% of the managing entity), JR3 Capital, LLC (who owns 10% of the managing entity), and Lagushka BZ Holdings, LLC (who owns 2.5% of the managing entity).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated based on voting power, are listed along with the amount they own.

Name	Percentage of Class M Membership Interests Owned Prior to Offering	Percentage of Class A Investing Membership Interests Owned Prior to Offering
MV Management, LLC (Members: see above)	57.5%	0.00%

Following the Offering, the Purchasers share of the profits of the Company will be an amount equal to 1.0% if the Minimum Amount is raised and 10.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the following: the cost of real estate acquisitions, legal and marketing expenses related to company operations and acquisitions, construction costs, and the costs of raising capital, including expenses related to the online crowd-funding portal. We do not anticipate generating revenue until July 31, 2022.

The Company intends to achieve profitability in the next 12 months by providing equity capital to be used for profitable residential & commercial real estate projects.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $0.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the plan the Company intends to implement, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The audited financial statements are an important part of this Form C and should be reviewed in their entirety. The audited financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,500 of Units of Class A Investing Membership Interests for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 25, 2022 (the "Offering Deadline") to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments more than the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

To purchase the Securities, Investors must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the target offering amount is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or until the target offering amount, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the target offering amount has been reached. If the Company reaches the target offering amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the target offering amount and providing notice to the Purchasers.

If a Purchaser does not cancel an investment commitment before the 48-hour period prior to the offering deadline or the target offering amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

If any material change (other than reaching the target offering amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $2,000.00.

The Offering is being made through ChainRaise Portal, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company's intermediary, ChainRaise Portal, LLC, shall receive a fee of $3,850 plus 5% of funds raised.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that Investors please review our organizational documents in conjunction with the following summary information.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Limited Partners." The Company's manager entity determines when and how distributions are made. Distributions are calculated by Distributions to holders of the Units of Class A Investing Membership Interests are to be calculated as follows: 10% on capital contributions and 10% of profits of the Company distributed pro-rata based on the shares of Class A Membership interests held. Distributions are apportioned to Limited Partners by Distributions are first made to holders of the Units of Class A Investing Membership Interests. Distributions are made at the sole discretion of the managing member. The Limited Partners are entitled to a preferred return. The preferred return to Limited Partners is equal to 10% of the capital contributions of the amount invested by a Limited Partner and entitles such Limited Partner to receive 10% of the capital contributions of the amount

invested prior to holders of other equity interests in the Company receiving any distributions. The Company will not be required to make special minimum tax distributions to Limited Partners if regular distributions are insufficient to pay such holders' tax liabilities.

Capital Contributions

Limited Partners are not required to make additional capital contributions following the Offering to the Company.

Transfer

Limited Partners will not be able to transfer their Securities without the approval of the Company. All transfers of Securities are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a Limited Partner upon such Limited Partner's withdrawal from the Company.

Voting and Control

The Purchasers of Class A Investing Membership Interests shall NOT have ANY voting rights. Ultimate control over the business affairs, policies, and actions of the Fund resides with the voting Class M Members who have the power to appoint the Managers. Each Class M Member's vote shall be determined by percentage of membership interest or number of Units owned at the time of the vote in question.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although Investors may legally be able to transfer the Securities, they may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Units of Class A Investing Membership Interests upon the following conditions, The Company may elect to redeem the Units of a Class A Investing Member by paying the Investing Member the purchase price paid for the Units plus any distributions credited towards such Units. Upon such repurchase, Purchasers are guaranteed a return on their investment of The Company may elect to redeem the Units of a Class A Investing Member by paying the Investing Member the purchase price paid for the Units plus any distributions credited towards such Units.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member considering the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

• insurance companies;

• tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

• financial institutions or broker-dealers;

• Non-U.S. holders (as defined below);

• U.S. expatriates;

• subchapter S corporations;

• U.S. holders whose functional currency is not the U.S. dollar;

• regulated investment companies and REITs;

• trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend, and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100-partner limitation. The Company may not comply with this safe harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions, and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions, and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction, or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by considering all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, considering all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution, or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income, i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction, and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company, which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel, or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBITS

Exhibit A   Audited Financial Statements

Multivest Limited Partnership
Audited Financial Statements

As of May 06, 2022



MULTI EST, LP

Your Money, Our Expertise



Multivest LP Financial Statements

As of May 06, 2022

INDEX TO AUDITED FINANCIAL STATEMENTS

SIGNATURE



Audits LLC

CROWDFUNDING AUDITS AND REVIEWS

May 07, 2022

INDEPENDENT AUDITORS' REPORT

Multivest, LP

1309 Coffeen Avenue, Suite #5107

Sheridan, Wyoming 82801

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of Multivest, LP as of May 06, 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.



An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multivest, LP as of May 06, 2022, and the results of operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com



Multivest Limited Partnership

Balance Sheet Statement

As of May 06, 2022

	May 06, 2022
ASSETS	
Current Assets	
Total Current Assets	-
Fixed Assets	
Total Fixed Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payables	13,000
Total Liabilities	**13,000**
Equity	
Owners Contribution	47,802
Current Year Earnings	(60,802)
Total Equity	**(13,000)**
TOTAL LIABILITIES AND EQUITY	-



Multivest Limited Partnership

Income Statement

As of May 06, 2022

	May 06, 2022
Revenues	-
Total Revenues	-
Administrative Expenses	
Legal Fees	16,702
Dues and Subscriptions	3,850
Accounting Service Fees	1,250
Training and Development Expense	38,000
Utilities	1,000
Total Administrative Expenses	60,802
Total Expenses	60,802
Net Income (Loss)	(60,802)



Multivest LP
Statement of Changes in Equity
As of May 06, 2022

	Owners Contribution	Retained Earnings	Balance
Beginning Balance as of April 6, 2022	-	-	-
Owners Contributions	47,802	-	47,802
Current Year Earnings	-	(60,802)	(13,000)
Balance as of May 6, 2022	**47,802**	**(60,802)**	**(13,000)**

The accompanying notes are an integral part of these financial statements

Page 5

65



MULTIVEST, LP
Your Money, Our Expertise

Multivest Limited Partnership

Statement of Cash Flow

As of May 06, 2022

	As of May 06, 2022
Cash Flows from Operating Activities	
Net Income (Loss)	(60,802)
Adjustments to Net Income	
Increase in Accounts Payables	13,000
Net Cash Used In Operating Activities	**(47,802)**
Net Cash Flows from Investing Activities	-
Net Cash Provided By Financing Activities	**47,802**
Owners Contributions	47,802
Net Change in Cash	**0**
Cash and Cash Equivalents - Beginning of Period	0
Cash and Cash Equivalents - End of Period	**0**

The accompanying notes are an integral part of these financial statements



MULTI ⅃EST, LP

Your Money, Our Expertise

Notes to the Financial Statements

Those notes are an integral part of these financial statements

As of May 06, 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Multivest is a Limited Partnership, formed in Sheridan, Wyoming in April 6, 2022. Multivest LP is a startup, which seeks to provide equity capital to be used for commercial real estate projects being developed by our Class M Member (MV Management LLC) and/or its Affiliates or others, including, but not limited to, soft and hard costs of note creation, buying/selling residential real estate, system development, etc., and the pursuit of business opportunities related to the development and/or acquisition of commercial real estate.

Our equity capital may also be deployed in leveraged properties, other real estate related opportunities and potential opportunities not related to real estate. The Fund is primarily designed for relatively short-term turnaround scenarios with a view towards exiting our position in properties soon after development, position or acquisition.

We expect that the Fund's capital shall be used to identify, develop, and market commercial real estate projects, residential real estate projects and other real estate related profitable ventures. However, we expect to occasionally invest in long-term real estate projects and developments looking to invest in multiple locations.

We may also acquire equity and/or other interests in one or more e-commerce related and/or other businesses that generate positive cash flow. Once an investment in a particular property, enterprise, or business, we expect to exit the investment and provide distributions of any profits to our Investing Members.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards BoardStatement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cashflows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has $(13,000) accumulated deficit as of May 06, 2022.

Page 7



MULTI WEST, LP
Your Money, Our Expertise

The company is a start-up and funding its operational expenses from the operating revenues, and financing activities. The company's management has taken serious steps, to maintain a positive working capital for the company, by adding new investors into the business, and conducting an offering through Regulation CF offering financing.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

As of May 06, 2022, the Company expected no net deferred tax assets to be recognized, resulting from net operating loss carry forwards. Deferred tax assets were offset by a corresponding allowance of 100%.

NOTE 5 – PAYABLES

The Payable balance is obtained from a business partner to cover the administrative expensed at the initial stage, and shall be settled soon.

NOTE 6 - ADMINISTRATIVE EXPENSES

The company major expenses are legal fees which paid for the licensing of the LP and to provide training for the individuals who will run the operations of the company.

Page 8

68

Signature Certificate

Reference number: 3DTTZ-PJNY8-ZVLXY-C8JFL

Signer	Timestamp	Signature
Amjad Abu Khamis Email: cpa@cfaudits.com Shared via link		Amjad Abu Khamis
Sent: Signed:	07 May 2022 20:37:57 UTC 07 May 2022 20:37:57 UTC	IP address: 77.91.141.67 Location: Jenin, Palestine

Document completed by all parties on:
07 May 2022 20:37:57 UTC

Page 1 of 1

Signed with PandaDoc

PandaDoc is a document workflow and certified eSignature solution trusted by 30,000+ companies worldwide.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Christopher Sanders

_____
(Signature)

Christopher Sanders
(Name)

Manager of MV Management, LLC, the General Manager and Class M Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Christopher Sanders

_____
(Signature)

Christopher Sanders
(Name)

Chief Executive Officer, Manager and Member of MV Management, LLC
(Title)

05/23/2022

_____
(Date)

Daniel Asbury

_____
(Signature)

Daniel Asbury

_____
(Name)

Chief Operating Officer
_____
(Title)

        05/23/2022
_____
(Date)

Tim Willie (signature)
_____
(Signature)

Timothy Willie
_____
(Name)

Chief Information Officer
_____
(Title)

        05/23/2022
_____
(Date)

John Raymond (signature)
_____
(Signature)

John Raymond
_____
(Name)

Chief Financial Officer
_____
(Title)

        05/23/2022
_____
(Date)

Richard Reeve
_____
(Signature)

Richard Reeve
_____
(Name)

Chief Governance Officer
_____
(Title)

05/24/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.